

September 21, 2010

Mr. Francois-Xavier Roger
Chief Financial Officer
Millicom International Cellular S.A.
15 Rue Leon Laval
L-2272 Leudelange
Grand-Duchy of Luxembourg

    Re: Millicom International Cellular S.A.
            Form 20-F for Fiscal Year Ended December 31, 2009
            Filed March 5, 2010
            File No. 0-22828

Dear Mr. Roger:

We have reviewed your response letter dated August 18, 2010 and have the following comment. Please comply with this comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Consolidated statements of cash flow, page F-9

1. We note your response to prior comment 1. We continue to believe that you should not use "operating profit" as the starting point for calculating cash provided by operating activities in your statement of cash flows. We believe that your presentation results in the exclusion of reconciling items that are useful in understanding the relationship between profit and loss and cash flows from operating activities. Please revise your presentation in future filings.

Please file all correspondence over EDGAR. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director